Mail Stop 3561

July 23, 2008

Michael F. Holloran
President and Chief Executive Officer
Intelligent Living Corp.
2323 Quebec Street, Suite 221
Vancouver, B.C., Canada V5T 4S7

      Re: Intelligent Living Corp.
              Form 10-KSB/A for Fiscal Year Ended May 31, 2005
              Filed July 18, 2008
              File No. 0-25335

Dear Mr. Holloran:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-KSB/A for Fiscal Year Ended May 31, 2005

1. We note your response to comments two and seven in our letter dated June 23, 2008 and we reissue our prior comment in part. It appears that the reports of your independent public accountants are incorporated by reference into registration statements on Form S-8. As such, please file the consents of your independent public accountants as exhibits pursuant to Item 601(b)(23) of Regulation S-B or tell us why consents are not required. If you ceased selling securities pursuant to registration statements on Form S-8, you may file post-effective amendments deregistering the unsold securities. Notwithstanding, since registration statements on Form S-8 are effective, you are required to file the consents of your independent public accountants as exhibits to annual reports until you file the post effective amendments. Please amend your filing or otherwise advise.

Signature

2. Please include Mr. Holloran's title as Principle Financial Officer in both places where he executes the Form 10-K.

Tandy Language

3. We note your inclusion of our requested acknowledgements in your response letter. The representations should be made by the appropriate officer of the company on behalf of the company. As presented, the representations are not on behalf of the company but on behalf of the officer.

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As appropriate, please amend your filing and respond to our comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Paige, Esq.
    Jackson & Campbell, P.C.